May 21, 2024

VIA E-MAIL

Ms. Cassandra Borchers, Esq.
Thompson Hine
312 Walnut St., Suite 2000
Cincinnati, OH 45202-4024

> Re: OneAscent Private Markets Access Fund (the "Fund")
> File Nos. 333-278887 and 811-23957

Dear Ms. Borchers:

On April 23, 2024, you filed a registration statement on Form N-2 on behalf of OneAscent Private Markets Access Fund (the "Fund") to register shares of the Fund. Our comments are set forth below. For convenience, we generally organized our comments using the headings, defined terms and page numbers from the registration statement. Where a comment is made with respect to the disclosure in one location of the filing, it applies to all similar disclosure found elsewhere. Please note that we may have more comments after reviewing your responses. The registration statement does not contain page numbers so all references to page numbers in this letter is referring to the pagination of the registration statement as converted to the adobe PDF format.

COVER PAGE

Securities Offered, **page 4**

1. The section entitled Securities Offered on **Page 4** contains a description of investments that the Fund can make when investments cannot be made promptly. This description of permissible investment is not contained in the description of the Fund's policies on **Page 7** of the prospectus. Further, the section entitled **"Use of Proceeds"** on **Page 12** states that the Fund does not anticipate any material delay in fully investing the proceeds from the offering. Please include a description of the temporary investments the Fund can make in an appropriate place in the prospectus and delete from this section or reconcile the need for this disclosure on the cover page of the registration statement with the statement that the Fund does not anticipate any material delays in fully investing the proceeds of the offering.

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REGISTRATION STATEMENT

2. Please add page numbers to the registration statement.

PROSPECTUS

Interval Fund, **page 5**

3. In the first sentence of this section, please add disclosure to the effect that the Fund will purchase no less than 5% and no more than 25% of its outstanding shares in the quarterly repurchase offers.

Certain Risks, **page 5**

4. In the fourth bullet point in this section on **Page 5**, add disclosure after the phrase "at least 5% of outstanding shares" specifying "but no more than 25% of outstanding shares".

5. Consider adding summary risk disclosure regarding the impact to shareholders seeking to tender their shares if the Fund receives a tender of more than 5% of the outstanding shares, and the process for allocating on a pro rata basis.

6. The Adviser is identified on the bottom of **Page 5** under the section *entitled Certain Risk Factors* before the table of contents. Consider moving the identification of the Adviser to the **Prospectus Summa**ry section. Given the pagination of the registration statement, investors could miss the identification of the Fund's investment adviser.

PROSPECTUS SUMMARY, pages 7-11

The Fund, page 7

7. The use of the phrase "private markets" in the name of the Fund suggests investments in privately offered investments, and therefore please disclose an 80% investment policy to invest in private market investments.

Investment Objective and Strategies, page 7

8. The first sentence of this section on **Page 7** states that the Fund seeks an "optimized" blended return. Please describe briefly here or later in response to Item 8 how the Fund defines "optimized" blended return.

9. In the second paragraph of this section on **Page 7,** please disclose the Fund's 80% investment policy and how it defines "private market" investments for purposes of its 80% policy and whether it includes private market equity and debt investments. Also, please disclose the types of investments (debt and equity) that the Fund will invest in for purposes of its 80% policy.

10. Consider adding the disclosure regarding the Fund's permissible temporary investments detailed on the **Cover Page** to this section of the prospectus, or in response to Item 8 of Form N-2 to fully disclose the permissible investments of the Fund.

Repurchases of Shares, page 9

11. In the first sentence of this section add disclosure to the effect that quarterly repurchases will not exceed 25% of outstanding shares.

12. Similar to **Comment 5**, add disclosure of the impact to shareholders if tenders exceed 5% of the outstanding shares (*i.e.*, that repurchases will be done on a pro rata basis).

Summary of Risks, pages 9-10.

13. Please explain supplementally to the staff whether the summary of risks contained on Pages 9-10 are the principal risks of the Fund, and if so, please change the title to "**Summary of Principal Risks.**"

14. The fourth bullet point of this section on **Page 9**, discloses that the Fund could be subject to risks from the jurisdictions and sectors in which it invests. The jurisdictions and sectors in which the Fund may invest are not detailed in the **Investment Objective and Strategies** section beginning on **Page 7** or in response to Item 8**.** Please ensure that the investment strategies of the Prospectus align with the principal risks. For example, if the Fund may invest outside of the United States, please disclose that fact in the strategies section and include corresponding risk disclosure.

15. The Fund lists bullet points related to risks related to fixed income securities in bullets 6, 7, 8, 9 and 11 on **Pages 9-10**, including investments in junk bonds. Please add disclosure in the investment strategy section that the Fund may invest in fixed income securities, including junk bonds.

16. There is no disclosure of the risks of investing in equity securities. Item 8, however, contains disclosure that the Fund may invest in equity securities. If the Fund intends to invest in private equity investments as a principal strategy, please add disclosure of this strategy in the investment strategy summary section and/or Item 8 disclosure of the Fund's investment strategies and include corresponding risk disclosure in an appropriate place in the prospectus.

INVESTMENT OBJECTIVE, STRATEGIES, AND PROCESS, pages 12-16

Investment Strategies, pages 12-16

17. Under the heading "**Use of Proceeds**" **on Page 12**, please disclose how long it is expected to take for the Fund to fully invest net proceeds in accordance with the Fund's investment objectives and policies.

18. Please conform the section entitled **"Investment Strategies"** to add the Fund's 80% policy and identify the types of private market investments (e.g., equity and/or fixed income) that count towards the Fund's 80% policy.

19. The third full paragraph of the section entitled "**Investment Strategies**" on on **Page 13** states that direct investments will be associated with co-investment opportunities. Please explain supplementally to the staff what the Fund means by "co-investment" opportunities and whether such opportunities will involve co-investments with affiliates of the Fund. If so, please explain supplementally to the staff whether the Fund has filed for exemptive relief to co-invest with affiliates, the status of any exemptive application, or is otherwise relying upon no-action relief for such transactions.

Real Estate and Real Assets Investments, **page 14**

20. The first full paragraph discloses how the Fund defines real estate and real assets investments. Subparagraph (i) includes references to common stock, and preferred equity. Please confirm to the staff that the instruments in (i) will be privately traded securities or if publicly traded that such instruments will not be counted towards the 80% policy of the Fund. Similarly, subparagraph (iii) identifies publicly traded REITS as one of those instruments. Please confirm to the staff that publicly traded REITs will not be counted towards the Fund's 80% policy.

21. The last paragraph of the section entitled "*Real Estate and Real Assets Investments*" on **Page 14**, discloses that the Fund may take advantage of opportunities to provide the Fund with exposure to commodities, energy, natural resources and other real estate. Please explain supplementally to the staff whether investments in these assets will be a principal strategy and how (*e.g.,* derivatives, investments through a subsidiary) the Fund will obtain exposure to these assets. The staff could have additional comments.

22. Please supplementally explain if the Fund will invest through an entity that is primarily controlled by the Fund (*i.e.*, a subsidiary) for these real asset investments, and which entity primarily engages in investment activities in securities or other assets. We may have additional comments.

Liquid Securities and Short-Term Investments, **page 14**

23. The first paragraph of this section describes how the Fund may invest in certain publicly traded instruments and public companies that have exposure to private markets. The section entitled **"Portfolio Construction"** on **Page 15** contains a chart that states that such investments will be between 10-30% of the portfolio. Please confirm to the staff that investments in public securities will not be counted towards the 80% policy and clarify that investments in public securities can exceed 20% of the Fund's net assets only if taken for temporary defensive purposes. Please add disclosure that the Fund's investments in publicly traded securities can only exceed 20% under temporary defensive conditions.

Investment Process, **pages 15-16**

24. Please disclose how the Fund is defining investment managers who are "faith-driven managers or who are aligned in mission with faith-based investors". Please disclose how the Fund is defining predatory lending practices, human rights violations, and patterns of ethics controversies.

25. Please disclose how the Fund is defining the following disclosed qualities and characteristics: addressing unmet and undeserved needs in the marketplace, providing purposeful vocations and add meaning to work, fostering vibrant communities, embracing partnership and a spirit of collaboration, cultivating our natural resources, and enhancing our well-being and corporate human experience.

Risk Factors, pages 16-27

26. The section entitled "**Co-Investment Transactions Risk**" on **Page 17** states that "registered closed-end funds are permitted to, and may, simultaneously co-invest in transactions where price is the only negotiated term". Please supplementally explain to the staff the basis for this statement.

27. The section entitled "**Co-Investment Transactions Risk**" on **Page 17** states that "the Fund relies, in part, on affiliates to assist with identifying and executing on" investment opportunities. Please explain supplementally to the staff whether the Fund shares investment personnel with any affiliate. The staff could have additional comments.

28. The third paragraph in the section entitled "Fund Investments Liquidity Risk" on **Page 21,** states that "some loans and other debt instruments" are not readily marketable and may be subject to restrictions on resale. Please add disclosure that this same risk could apply equally to all of the Fund's private market investments, including equity securities.

29. There is a section entitled **"Sector Concentration Risk"** on **Page 24.** There is no discussion of sector concentration risk in the summary risk section of the Fund. If sector risk is a principal risk of the Fund, consider adding it the summary risk section of the prospectus.

30. There is section entitled **"Small- and Medium Capitalization Companies Risk"** on **Page 24**. There is no discussion of this risk in the summary risk section. If this is a principal risk of the Fund, consider adding it to the summary risk section of the prospectus.

MANAGEMENT OF THE FUND, pages 27-32

Sub-Advisers, pages 27-28

31. The second full paragraph of this section on **Page 28** states that the Adviser pays the two Sub-Advisers 10% and 20% of the Management Fee. Item 9.1.b. requires that advisory fees be expressed as a percentage of average net assets. Please revise the disclosure of the subadvisory fees to a percentage of the average net assets of the Fund.

Portfolio Managers, pages 28-30

32. **Page 28** of this section describes the qualifications of Mr. Pearson and states that he is the President of Investment Solutions of OneAscent. Please describe supplementally to the staff the relationship of OneAscent to the Adviser and whether Mr. Willis is an employee of the Adviser or OneAscent.

33. **Page 28** of this section describes the qualifications of Mr. Willis and states that he is the Director of Portfolio Strategy for OneAscent Investments. Please describe supplementally to the staff the relationship of OneAscent Investments to the Adviser and whether Mr. Willis is an employee of the Adviser or OneAscent Investments. The staff could have additional comments.

Administrator, Accounting, and Transfer Agent, page 30

34. **Page 30** identifies the Administrator of the Fund and discloses that the Fund Administrator receives a fixed rate and asset based fee for providing administrative services to the Fund. Please disclose the amount of the fixed rate and the asset-based rate that the Administrator receives for providing such services.

CONFLICTS OF INTEREST, pages 33-35

35. The Fund reserves the right to use leverage for investment purposes and to fund the quarterly repurchases. Please add disclosure of the conflicts of interest that could arise due to the use of leverage or other techniques that could have the effect of increasing the Adviser's compensation.

Anti-Takeover Provisions in the Declaration of Trust, pages 42-43

36. The first complete sentence of this section on **Page 43** states that "[e]ach Trustee is elected for an indefinite term and does not stand for reelection". Please revise or otherwise explain how this complies with section 16 of the Act.

STATEMENT OF ADDITIONAL INFORMATION

Fundamental Policies, pages 54-55

37. Fundamental Policy (5) on **Page 54** states that the Fund may not "purchase or sell real estate or interests in real estate or real estate mortgage loans" subject to certain exceptions. On **Page 55** in the section entitled **"Additional Fundamental Policies"** the Fund has adopted an additional fundamental policy stating that the Fund may invest in real estate. Please reconcile these fundamental policies disclosure. Please also see **Comment 19.**

38. Please add disclosure regarding the Adviser's policies for allocating investment opportunities among various clients. Explain supplementally to the staff whether the Adviser and the affiliates that it relies upon have policies and procedures regarding the allocation of investment opportunities and, if so, add disclosure explaining those policies.

39. Disclosure on **Page 71** regarding "involuntary repurchases" states that the Fund may involuntarily redeem shares if continued ownership "may be harmful or injurious to the business or reputation of the Fund." Please delete and revise the disclosure to be consistent with Rule 23c-2 under the Investment Company Act of 1940.

ORGANIZATIONAL DOCUMENTS, DECLARATION OF TRUST

40. Article V, Section 6(b)(1) of the Declaration of Trust contains provisions that if a demand is rejected that the shareholder may not maintain a derivative action unless they sustain the burden of proof. Please revise the organizational documents to state that this provision does not apply to claims under the federal securities laws and also disclose this provision in an appropriate place in the prospectus and that it does not apply to claims under the federal securities laws.

41. Article VIII, Section 4 of the Declaration of Trust describes that the Trust is obligated to purchase insurance for trustees and offices to the fullest extent permitted by applicable law. Please revise the phrase "applicable law" or add a statement that applicable law includes the federal securities laws, and the purchase of insurance must be consistent with Article VIII Section 2(a) of the Declaration of Trust.

42. Article IX, Section 11 of the Declaration of Trust contains a provision that the Court of Chancery of the State of Delaware shall be the exclusive forum unless such court does not have subject matter jurisdiction. Please revise this provision to state explicitly that this provision does not apply to claims arising under the federal securities laws. Please also disclose in an appropriate place in the prospectus: (1) this provision; (2) that it does not apply to claims arising under the federal securities laws; and (3) the corresponding risks of such a provision even as to non-federal securities law claims (*e.g.*, that plaintiffs may have to bring suit in an inconvenient and less favorable forum).

BYLAWS

43. Section 6.02 of the By-laws contains provisions that the Trust shall indemnify any Covered Person under certain circumstances. Please revise this provision to make explicit that this indemnification provision is subject to the limitations of Article VIII, Section 2(a) of the Declaration of Trust and the federal securities laws.

44. Section 6.04(e) states that trustees and officers will not be protected against any liability to the Trust or its shareholders based on certain disqualifying conduct. Please revise this provision to state explicitly that Trustees and officers also will not be indemnified by the Trust for this conduct.

POWERS OF ATTORNEY, EXHIBIT 99.2S

45. The powers of attorney attached for David Carson (interested trustee) and Kenneth Grant (independent trustees) appear to contemplate only amendments to the Trust's Registration Statement but not the initial registration statement. Your exhibits reference powers of attorney signed on April 5, 2024 and April 18, 2024. Please advise the staff whether Mr. Carson and Mr. Grant signed a power of attorney authorizing the filing of the initial registration statement. Section 6(a) of the Securities Act of 1933 requires that registration statements be signed by a majority of the Trustees. Please ensure that a pre-effective amendment to this registration statement is signed by all personnel required under Section 6(a) of the Securities Act of 1933, including a majority of the Trustees and any revised powers of attorney are filed as exhibits.

<u>GENERAL COMMENTS</u>

46. Please tell us if you have presented any test the waters materials to potential investors in connection with this offering. If so, we may have additional comments.

47. We note that many portions of your filing are incomplete or to be updated by amendment. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

48. A full financial review must be performed before declaring the registration statement effective, including reviewing, without limitation, the completed fee table, hypothetical expense examples, references to the auditor, auditor consent and seed financial statements.

49. There is no indication that the Fund proposes to engage in any formation transactions. Please confirm to the staff if the Fund anticipates entering any form of portfolio formation transactions in advance of going effective.

50. If you intend to omit certain information from the prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the pre-effective amendment.

51. Please advise the staff of the status of the exemptive application that you state you have filed to allow co-investments between the Fund and its affiliates and if you have submitted or expect to submit any additional exemptive applications or no-action requests in connection with your registration statement.

52. Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

In closing, we remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

* * * * *

If you have any questions prior to filing a pre-effective amendment, please call me at (303) 324-6165.

Sincerely,

/s/ Eileen Smiley

Eileen Smiley
Senior Counsel

cc: Michael Spratt, Assistant Director
       Thankam Varghese, Branch Chief